FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 21, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 21, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports new high-grade gold intercepts surrounding the main deposit at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports drill results for 45 geotechnical and condemnation drill holes in the Livengood project area (Figure 1). Assay results from four of these drill holes returned multi-gram gold intersections well outboard of the main deposit, indicating the Livengood district scale gold system has significant exploration potential (Table 1). The locations of these new gold intercepts do not impact the current conceptual plan for the locations of mining-related infrastructure contemplated in the ongoing feasibility work but they do highlight the potential for new discoveries on the Issuer’s large 170 km2 land package.

Figure 1: Map of the Livengood Project area showing the locations of all drill holes.
The Money Knob gold deposit is outlined in red.

Table 1: New Selected Drill Intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MK-12-281	51.66	54.42	2.76	2.75
includes	51.66	53.19	1.53	4.09

MK-12-285	36.70	38.71	2.01	3.47
	47.85	54.46	6.61	0.64

MK-12-288	81.38	84.43	3.05	2.48

MK-12-290	124.82	128.63	3.81	6.91

Qualified Person

Chris Puchner (CPG 07048), a Qualified Person as defined by National Instrument 43-101, has supervised the preparation of the technical information that forms the basis for this material change report and has approved the disclosure herein. Mr. Puchner is not independent of the Issuer, as he is the Chief Geologist of the Issuer.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Issuer’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Issuer’s business strategy and the potential for a joint venture in respect of the Livengood project, and the Issuer’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located at the Livengood property, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Interim President & CEO
Business Telephone No.: 720-881-7646

Item 9.	Date of Report

August 22, 2012